Exhibit 6.7

[Letterhead of Birdneck Office Suites]

June 24, 2025

Travis Trawick

Full PAC. Inc.

[**]

Virginia Beach. VA 23451

Dear Travis:

Enclosed is the Agreement between Birdneck Office Suites and Full PAC, Inc. Please sign each original and return one to me with a check in the amount of $1,480.00 made payable to Birdneck Office Suites. The amount due will be as follows:

695.00	July 2025 Rent
695.00	Security Deposit
90.00	Internet Connection (Includes Router)
$1.480.00	Amount Due

The rent amount for Suite 201-o is $695.00 per month. This amount is automatically due beginning August 1, 2025, any payment received after the 7th of each month will accrue a late charge.

Thank you in advance for selecting Birdneck Office Suites as the location for your office. We look forward to working with you. Please contact me if you have any questions.

Sincerely.

/s/ Starr Griffin
Starr Griffin
Office Manager

Enclosures

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AGREEMENT

THIS AGREEMENT, made this 23rd day of June 2025 between CLUB FOREST BIRDNECK SUITES, LLC, t/a BIRDNECK OFFICE SUITES (the “Provider”) and Full PAC, Inc. (the “Tenant”).

WITNESSETH:

WHEREAS, the Provider leases certain office space known as Suite 201 at 1206 Laskin Road in Virginia Beach, Virginia; said office space containing a total of approximately 5,565 square feet (hereinafter referred to as “Suite 201”), pursuant to a Deed of Lease, dated December 1, 2023, between Provider and CLUB FOREST LASKIN, a Virginia Limited Liability Company, (“Landlord) (the “Prime Lease Agreement”); and

WHEREAS, the Provider desires to lease to the Tenant a portion of Suite 201 for general office use and to provide other services to the Tenant pursuant to the terms of this Agreement: and

WHEREAS, the Tenant desires to lease a portion of Suite 201 from the Provider and to permit Tenant to utilize certain other services provided by the Provider pursuant to the terms of this Agreement.

NOW, THEREFORE, for and in consideration of the premises and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Provider and the Tenant do hereby agree as follows:

1. Demise of Premises: Rent. The Provider subleases to Tenant and Tenant rents from the Provider the Premises, as hereinafter defined, on a six-month basis beginning 01 July 2025 and continuing thereafter until this Agreement is terminated as hereinafter provided. This Agreement shall automatically renew for subsequent six-month periods unless terminated upon sixty (60) days’ prior written notice given by either party to the other.

The term “Premises” as used herein, shall mean a portion of Suite 201 more particularly identified as Suites 201-o and identified as outlined in red on Exhibit A attached hereto and made a part hereof. The Premises are being provided to the Tenant on a furnished / unfurnished basis. If furnishings are provided by the Provider to the Tenant under this Agreement, the furnishings so provided are set forth on Exhibit B attached hereto and made a part hereof.

Rent for the Premises is $695.00 per month, payable in advance on the first day of each month without notice or billing commencing 01 July 2025. Upon execution and delivery of this Agreement, Tenant shall pay and Provider acknowledges receipt of the first month’s rent, calculated as provided in the next sentence. If the term of this Agreement commences on a day other than the first day of the month, the first month’s rent shall be prorated based on the number of days remaining in the first month of the term of this Agreement. Rent due under this Agreement shall increase three percent (3%) each year beginning 01 July 2026. A five percent (5%) late charge will apply to all rent due hereunder not paid within seven (7) days of the rental due date and all past due amounts will accrue interest at fifteen percent (15%) per annum from their due date until payment is received by the Provider. Tenant also agrees the Provider reserves the right to discontinue any of the services provided to the Tenant if the rent becomes delinquent. Tenant also agrees to pay all reasonable attorneys’ fees, should the Provider engage a lawyer to assist in collecting past due rent. Provider holds the right to relocate Tenant to another Suite within Birdneck Office Suites at Provider’s expense.

2. Use. The Premises are to be used for general office operations of Full PAC, Inc. and for no other business or purpose without the written consent of the Provider.

3. Security Deposit. The Provider acknowledges that it has received a security deposit in the amount of $695.00 from the Tenant which the Provider agrees to return to the Tenant if and only if the Tenant satisfactorily complies with all of the terms and conditions of this Agreement and delivers up to the Provider the Premises in good condition and repair, subject to normal wear and tear. The Provider reserves the right to withhold all or any portion of the aforesaid security deposit to repair damage or loss to the Premises and furnishings, if any, not resulting from normal wear and tear. Security deposit will not be returned until the last billing period and last invoice is issued and paid, and after walk through and Tenant Termination form have been completed (usually within 45 days). Security deposit may not be applied to the last month’s rent.

4. Services Included. The Provider agrees to make available to the Tenant the following services at no additional charge:

a. Kitchen usage;

b. Coffee service for Tenants only:

c. Conference room usage:

d. Janitorial service.

5. Services Available at Additional Charges to Tenant. Provider agrees to make available to the Tenant additional services at an additional charge to the Tenant. such services including, but not being limited to, the following:

a. Notary services; at BOS employees’ discretion;

b. Mailing and overnight delivery services;

c. Secretarial services;

d. Copy service; and

e. Fax service.

The aforesaid additional services and any other services provided by the Provider to the Tenant at additional charge will be billed monthly by the Provider to the Tenant in accordance with the Provider’s then current fee schedule. The Provider reserves the right to modify the fee schedule at any time during the term of this Agreement. The Provider agrees to make available to the Tenant, upon request. a copy of its current fee schedule for the foregoing services. Any invoices for services not paid within fifteen (15) days of billing will accrue interest at eighteen percent (18%) per annum from their due date until payment is received by the Provider. Tenant also agrees to pay all reasonable attorneys’ fees, should the Provider engage a lawyer to assist in collecting of past due invoices.

6. Equipment - Copiers/Postage Meters. Tenant is not permitted to have photocopy or postage meter machines in its office; however, 3-in-1 desktop machines (printer/scan/fax) are allowed. Tenant will be provided with an account number for the Provider’s photocopier/postage meter machine and will be billed monthly for its use. If Tenant desires to lease / own a large, high volume copier / scanner / fax a $75.00 monthly charge will apply.

7. No Assignment or Subletting. The Tenant shall not assign this Agreement or any interest herein nor allow any person to occupy, or use the Premises or any part thereof, without first obtaining the Provider’s written consent thereto. Consent by the Provider to one assignment, sublease, or occupancy or use shall not be a consent to any subsequent assignment or sublease. or to any occupancy or use by another person. Any unauthorized assignment or sublease shall be void, and shall terminate this Agreement at Provider’s option.

8. Tenant’s Default: Remedies. The Tenant’s failure to comply with the terms and conditions of this Agreement, the Tenant’s failure to pay the monthly rental required hereunder, the Tenant’s abandonment of the Premises or Tenant [or any guarantor of this Lease] files a petition under any chapter of the United States Bankruptcy Code, as amended, or under any similar law or statute of the United States or any state, or a petition is filed against Tenant [or any such guarantor] under any such statute and not dismissed with prejudice within twenty (20) days of filing, or a receiver or trustee is appointed for Tenant’s leasehold estate or for any substantial part of the assets of Tenant [or any such guarantor] and such appointment is not dismissed with prejudice within sixty (60) days, or Tenant [or any such guarantor] makes an assignment for the benefit of creditors shall give Provider, in addition to all other rights and remedies which the Provider may have at law or in equity, the right to declare an immediate termination of this Agreement in its entirety by written notice to the Tenant at the Premises, and to re-enter and reclaim the Premises for Provider’s benefit and protection. The Tenant shall have ten (10) days from receipt of Provider’s notice of termination to remedy the breach, provided that said breach does not result from Tenant’s abandonment of the Premises.

Additionally, in the case of nonpayment of the monthly rent, or in the case the Premises shall be abandoned by the Tenant, the Provider or his agent shall have the right to enter the Premises at once either by force or otherwise, and change the locks without being liable to any prosecution therefor, and to distrain for rent, and also to re-let the Premises as agent for the Tenant for any unexpired balance of the term and to receive the rent therefor. The Tenant also agrees that all of Tenant’s personal property and fixtures at the Premises shall be liable to distress for rent, and waives the benefit of all laws exempting any of its property from levy and sale either on distress for said rent or on judgment obtained in a suit therefor.

9. Utilities. The Provider shall be responsible for payment of all utilities except Tenant’s telephone installation, internet, and telephone services, during the term of this Agreement.

10. Provider’s Access. The Provider shall be given free access to the Premises for the purpose of making necessary repairs or maintenance to the Premises.

11. Notices. Notice to the parties shall be deemed effective when mailed, certified mail, return receipt requested, to the parties at the following addresses, or such other addresses as they may designate in writing:

Provider:

CLUB FOREST BIRDNECK SUITES, LLC
t/a Birdneck Office Suites
1206 Laskin Road, Suite 201
Virginia Beach, Virginia 23451

Tenant:

Travis Trawick
Full PAC, Inc.
[**]
Virginia Beach. VA 23451
[**]

12. Agreement Not To Violate Prime Lease Agreement. Tenant acknowledges the Prime Lease Agreement and agrees not to take any action or omit to take any action which would cause the Provider to be in default under the Prime Lease Agreement. If Tenant abides by all stipulations set forth in this Agreement. Tenant will not violate the Prime Lease Agreement.

13. Non-Competition. The Tenant agrees not to operate any business or undertake any business activity that competes with the office services offered by the Provider during the term of this Agreement. The Tenant agrees not to interfere with the Provider’s relationship with its employees and agrees that in the event Tenant desires to engage additional secretarial or administrative support that it will do so through the Provider and not directly with the Provider’s employees.

14. Indemnification. The Tenant shall indemnify the Provider against all costs. expenses, charges, injuries, and damages sustained or incurred as the result of any breach by the Tenant, or its agents. servants, employees, visitors or licensees or as the result of any fault. negligence or improper conduct of the Tenant, or its agents, servants, employees, visitors or licensees.

15. Keys. The Tenant will be responsible for returning all keys to the Premises to the Provider prior to vacating the Premises. The Tenant authorizes the Provider to deduct from the existing Security Deposit $30.00 for each office key not returned to the Provider. If Tenant does not return each Building/Suite key, the entire building will need to be rekeyed and the Tenant’s existing Security Deposit will be forfeited.

16. Returned Checks. A fee of $75.00 will be charged for any returned checks. Any amount due as a result of a returned check must be paid to the Provider within seven (7) days after notification that the check has been returned. The amount due, including the $75.00 returned check charge, must be paid by cash or cashier’s check.

17. Liability Insurance. The Tenant shall be responsible for all loss or damage to any personal property of Tenant located at the Premises. The Tenant shall provide to the Provider evidence of general liability insurance satisfactory to Provider insuring Tenant for liability for personal injury or damage to property and hazard insurance insuring loss or damage to any of Tenant’s personal property located at the Premises.

18. Addenda. The list of addenda is:

Exhibit A: Premises Outline

Exhibit B: Listing of Furnishings

PROVIDER:

CLUB FOREST BIRDNECK SUITES LLC
t/a BIRDNECK OFFICE SUITES

By:	/s/ Starr Griffin
Office Manager

TENANT:
Full PAC, Inc.

By:	/s/ Travis Trawick
Travis Trawick
[**]

GUARANTY

The undersigned hereby guarantee the prompt payment, when due, of all rent and other charges owed by Tenant hereunder and to perform promptly all other obligations of Tenant as set forth in this Agreement. This is a guaranty of payment and not of collection. Each guarantor expressly waives any right to require that any action be brought by the Provider against the Tenant or any other guarantor or to require that resort be had to any security.

/s/ Travis Trawick
Travis Trawick
[**]

Exhibit A

[Premises Outline]

EXHIBIT B. LIST OF FURNISHINGS

1. Manager’s Chair

2. File Cabinet

3. Bookcase